SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TransCanada 401(k) and Savings IBEW 1245 Plan
TransCanada USA Services Inc., 717 Texas Street, Suite 2400
Houston, Texas 77002

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TransCanada Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

TRANSCANADA 401(K) AND SAVINGS IBEW 1245 PLAN

TABLE OF CONTENTS

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits Notes to Financial Statements	3 4
SUPPLEMENTAL SCHEDULE
Schedule H, Part IV, Line 4i	9
Schedule of Assets (Held at End of Year) as of December 31, 2011
SIGNATURE	10

TRANSCANADA 401(K) AND SAVINGS
IBEW 1245 PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2011 AND 2010

TRANSCANADA 401(K) AND SAVINGS IBEW 1245 PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (thousands of dollars)	2011	2010
Assets
Investments at fair value (Note 3)	3,067	2,861
Notes receivable from participants	66	77
Employer contribution receivable	1	2
Net Assets Available for Benefits	3,134	2,940

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(K) AND SAVINGS IBEW 1245 PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (thousands of dollars)	2011	2010
Additions
Contributions
Employee contributions	377	351
Employer contributions	85	84
Employee rollover	-	40
	462	475
Investment Income
Net (decrease)/increase in fair value of investments (Note 3)	(256)	294
Interest and dividend income	114	44
Total Additions	320	813

Deductions
Benefits paid to participants	125	113
Administrative expenses	1	1
Total Deductions	126	114

Increase in Net Assets Available for Benefits	194	699

Net Assets Available for Benefits
Beginning of Year	2,940	2,241
End of Year	3,134	2,940

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(K) AND SAVINGS IBEW 1245 PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1:                 DESCRIPTION OF PLAN

The TransCanada 401(k) and Savings IBEW 1245 Plan (the Plan) is a defined contribution plan that provides retirement benefits for employees of TransCanada USA Services Inc. (TCUSA or the Company) or its subsidiaries covered under a collective bargaining agreement with the International Brotherhood of Electrical Workers (IBEW) 1245. Employees may enroll when they have attained the age of 21 and completed 11 months of service by the end of a 12 month period with the Company. The Plan excludes employees hired under the Company’s student program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Board of Directors of TCUSA has appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets.

Vesting

Participants are immediately vested in their contributions, including rollovers, employer contributions and any earnings thereon. Employee rollovers are amounts transferred to the Plan from another qualified plan at the participant’s request.

Payment of Benefits

Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship. Distributions are made in the form of a lump-sum payment or a rollover to another qualified account.

A participant’s normal retirement age is 65, however, a participant may elect to withdraw all or a portion of their contributions after the age of 59½, subject to certain conditions. A participant may receive pension benefits commencing on or after the age of 55 provided they have terminated their employment with the Company.

Forfeitures

As participants are immediately 100 per cent vested in their account balance, there are no forfeitures.

Employee and Employer Contributions

Each year, participants may elect to defer a percentage of their eligible compensation into the Plan subject to an annual limit of the lesser of 60 per cent or $16,500 (2010 - $16,500), subject to certain limitations under the Internal Revenue Code (the Code).  Participants age 50 or older who make deferral contributions may also make catch-up contributions of up to $5,500. Once a participant meets the service requirement, the Company will match 50 per cent of each participant’s contributions up to a maximum of six per cent of the participant’s eligible compensation for the Plan year. To be eligible for employer-matching contributions, participants must have completed 11 months of service by the end of a 12 month period with the Company.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contributions and Plan earnings. Earnings are allocated from a particular fund based on the ratio of a participant’s account invested in the fund to all participants’ investments in that fund. Plan expenses are generally paid by the Company, which is the Plan Sponsor.  Participant accounts are charged an administration fee related to their outstanding loans and certain investment expenses reduced the investment income presented in these financial statements.

Participants are responsible for investment decisions relating to the investment of assets in their account.  The Trustee carries out all investing transactions on behalf of the participant.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 per cent of their vested account balance, reduced by the highest outstanding note balance in their account during the prior 12 month period. Note terms range from one to five years for general notes or up to 10 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the term. Interest rates on notes outstanding at December 31, 2011 and 2010 ranged from 4.25 per cent to 9.25 per cent. Principal and interest are paid through payroll deductions.

A note receivable from a participant shall be considered in default if any scheduled repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which the note is initially considered past due. In the event of a default or termination of employment the entire outstanding note and accrued interest is considered to be a deemed distribution to the participant.

Investment in TransCanada Corporation

Stock of TransCanada Corporation (TransCanada), parent company of TCUSA, is available to participants in the Plan. A participant’s portfolio may consist of up to 10 per cent of TransCanada stock.

Administrative Expenses

The Plan Administrator is responsible for filing all required reports on behalf of the Plan. The Company provides or pays for certain accounting, legal and management services on behalf of the Plan. The Company has not charged the Plan for these expenses or services.

Plan Termination

Although it has not expressed any intent to do so, with approval from its Board of Directors, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would be 100 per cent vested in their accounts.

NOTE 2:                 SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on a going concern basis and do not purport to reflect the financial status of the Plan if it were terminated. These financial statements present the aggregate financial status of the Plan and provide no information about the portion of assets attributable to any individual member or group of members. Amounts are stated in U.S. dollars.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Basis of Accounting

These financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of shares is determined by quoted prices in active markets using the closing sale price on the last business day of the Plan year.

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Net Increase in Fair Value of Investments consists of: (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses from security transactions are reported on the average cost basis.

Notes Receivable

Notes Receivable from Participants include the unpaid principal balance plus accrued interest.

Contributions and Payment of Benefits

Contributions are recorded in the period in which they become obligations of the Company.  Benefits are recorded when paid.

NOTE 3:                 INVESTMENTS

The Plan utilizes various investments, including common stock and mutual funds. Investment securities are exposed to various risks, such as counterparty credit risk, liquidity risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

The Plan’s exposure to credit loss in the event of nonperformance of investments managed by the Trustee is limited to the carrying value of such instruments. The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

Fair Value Hierarchy

The Plan’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant outputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. There were no Level II or Level III items or transfers between categories in 2011 or 2010. Financial assets measured at fair value on a recurring basis are classified in the Level I fair value category as follows.

	Quoted Prices in Active Markets (Level I)
December 31 (thousands of dollars)	2011	2010
Mutual funds
Equity	2,246	2,022
Balanced	412	359
Money market	236	340
Fixed income	148	127
	3,042	2,848
Common stock and other	25	13
Investments at Fair Value	3,067	2,861

Significant Investments

The following is a summary of investments which represented five per cent or more of the Plan’s Net Assets Available for Benefits:

December 31 (thousands of dollars)	2011	2010
Fidelity® Diversified International Fund	485	440
Baron Asset Fund	399	354
Fidelity® Dividend Growth Fund	349	333
Fidelity® Equity Income Fund	349	321
Fidelity® Retirement Money Market Portfolio	236	340
Spartan® 500 Index Fund	181	157

Net (Decrease)/Increase in Fair Value of Investments

Net (Decrease)/Increase in Fair Value of Investments by major category (including investments purchased, sold and held during the year) was as follows:

Year ended December 31 (thousands of dollars)	2011	2010
Mutual funds	(259)	293
Common stock and other	3	1
Net (Decrease)/Increase in Fair Value of Investments	(256)	294

NOTE 4:                 INCOME TAXES

The Plan is based on a volume-submitted prototype plan document drafted by Fidelity Management & Research Company. Amended and restated volume submitter plan documents were submitted to the Internal Revenue Service (IRS) effective December 15, 2009, for an updated opinion letter. The IRS has not yet completed its review. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from federal income taxes. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

The Plan Administrator has analyzed any income tax assets and liabilities of the Plan and has concluded that as of December 31, 2011 and 2010, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions, however, there are currently no audits in progress for any tax periods. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 5:                 PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity, the Trustee, therefore these investments qualify as party-in-interest transactions.

In 2011, the Company incurred $4,863 (2010 - $16,405) of administrative expenses, as described in Note 1, on behalf of the Plan and are not reflected within these financial statements. The Company has not charged the Plan for these expenses.

At December 31, 2011, Plan investments included $23,689 (2010 – $11,982) of TransCanada common stock and $1,092 (2010 – $1,050) in a TransCanada stock purchase account. Transactions involving these investments are permitted party-in-interest transactions.

NOTE 6:                 SUBSEQUENT EVENTS

Subsequent events have been assessed up to the date the financial statements were available for issuance.

TRANSCANADA 401(K) AND SAVINGS IBEW 1245 PLAN

EIN #:	98-0460263
PLAN #:	003

FORM 5500 SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value (US dollars)

*	Fidelity® Diversified International Fund	Mutual Fund	485,373
	Baron Asset Fund	Mutual Fund	399,216
*	Fidelity® Dividend Growth Fund	Mutual Fund	348,786
*	Fidelity® Equity Income Fund	Mutual Fund	348,782
*	Fidelity® Retirement Money Market Portfolio	Mutual Fund	235,649
*	Spartan® 500 Index Fund	Mutual Fund	180,603
*	Fidelity Freedom 2010 Fund®	Mutual Fund	127,780
	RS Partners A	Mutual Fund	127,728
*	Fidelity Freedom 2020 Fund®	Mutual Fund	116,931
*	Fidelity® Export & Multinational Fund	Mutual Fund	98,225
*	Fidelity® U.S. Bond Index Fund	Mutual Fund	87,451
	Artisan Mid Cap Value Fund	Mutual Fund	84,772
*	Fidelity® Fund	Mutual Fund	75,017
*	Fidelity® Growth Strategies Fund	Mutual Fund	59,521
*	Fidelity Freedom 2040 Fund®	Mutual Fund	46,275
*	Fidelity® Inflation-Protected Bond Fund	Mutual Fund	45,533
	Hartford Growth Y	Mutual Fund	37,707
*	Fidelity Freedom 2050 Fund®	Mutual Fund	37,187
*	Fidelity Freedom 2025 Fund®	Mutual Fund	35,711
*	Fidelity Freedom 2045 Fund®	Mutual Fund	24,684
*	Fidelity Freedom Income Fund®	Mutual Fund	15,324
*	Fidelity Freedom 2030 Fund®	Mutual Fund	13,478
*	Fidelity Freedom 2000 Fund®	Mutual Fund	5,697
*	Fidelity Freedom 2035 Fund®	Mutual Fund	4,790
	Total Mutual Funds		3,042,220

*	TransCanada Corporation	Common Stock	23,689
*	TransCanada Stock Fund	Stock Purchase Account	1,092

*	Participant Loans	Interest rates ranging from 4.25% to 9.25% maturing through 2020	65,558
	Total Investments		3,132,559

*  Represents a party-in-interest (Note 5).

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2012

TransCanada 401(k) and Savings IBEW 1245 Plan
By:	/s/ Jon A. Dobson
Jon A. Dobson Member Investment Committee TransCanada USA Services Inc.